ANNUAL INFORMATION FORM

FOR THE FISCAL PERIOD
ENDED DECEMBER 31, 2010

As at March 29, 2011

INTRODUCTORY NOTES

Forward Looking Statements

This annual information form (the “Annual Information Form” or “AIF”) contains “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this AIF, words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects”, “estimates”, “forecasts”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements in this Annual Information Form include those that relate to: the ability of the Company to expand production at the San Dimas Mine (as defined under “San Dimas Mine”); the ability of the Company to successfully operate the San Dimas Mine; the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms; the expected results of exploration activities, including the ability of the Company to continue the historical conversion of Minerals Resources to Mineral Reserves at the San Dimas Mine; expected results of reclamation activities at the San Dimas Mine; the estimation or realization of Minerals Reserves (as defined below) and Mineral Resources (as defined below); the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs; the timing of the development of new mineral deposits; the sufficiency of future cash flows; the Company’s requirements for additional capital and ability to complete future financings; expected ore grades, recovery rates and throughput; the ability of the Company to comply with environmental, safety and other regulatory requirements; expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof; expected environmental capital expenditures; expectations regarding currency fluctuations; and the timing and possible outcome of pending litigation.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this AIF; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations; that plant, equipment and processes will operate as anticipated; that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantifies of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine; that the Company will be able to repay its indebtedness under the Promissory Note, Convertible Promissory Note and VAT Loan (all as defined below); that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; the ratio between the market prices of gold and silver; uncertainty of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all, and other risks inherent with acquisitions; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; the Company’s ability to repay its indebtedness under the Promissory Note, Convertible Promissory Note and VAT Loan, and possibility that the Mexican government will contest the entitlement of the Company to a refund of the VAT payment or a credit against federal tax payable; currency fluctuations; limitations on insurance coverage; financing of additional capital requirements; commercial viability of mineral deposits; cost of exploration and development programs; inability to complete the proposed tunnels, access routes or other development, for whatever reason; unexpected interruptions in power supply from the hydroelectric project; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine; title disputes or claims; changes in governmental and environmental regulation that results in increased costs; cost of environmental expenditures and potential environmental liabilities; landowner dissatisfaction and disputes; failure of plant, equipment or processes to operate as anticipated; and accidents, labour disputes and road blocks.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Currency

Unless otherwise stated, references herein to “$” are to the Canadian dollar. References to “US$” are to the United States dollar. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31,
	2010	2009	2008
Low for the period	$0.9946	$1.0292	$0.9719
High for the period	1.0778	1.3000	1.2969
Rate at the end of the period	0.9946	1.0466	1.2246
Average noon spot rate for the period	1.0299	1.1420	1.0660

On March 29, 2011, the Bank of Canada noon spot rate of exchange was US$1.00 – $0.9761.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31,
	2010(1)	2009	2008
Low for the period	US$1,058.00	US$810.00	US$712.50
High for the period	1,421.00	1,212.50	1,011.25
Average for of the period	1,224.52	972.35	871.96
Closing for the period	1,405.50	1,087.50	869.75
________________
(1) Primero acquired the San Dimas Mine on August 6, 2010. Before that date, Primero had no mining operations.

On March 29, 2011, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$1,417.50.

Technical Information

The estimated Mineral Reserves and Mineral Resources for the San Dimas Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors

The disclosure in this Annual Information Form uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Information Form includes Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable Mineral Reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this Annual Information Form may not qualify as “reserves” under SEC standards.

In addition, this Annual Information Form uses the term “Inferred Mineral Resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, other than in a preliminary economic assessment.

It cannot be assumed that all or any part of “Measured Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “Measured Mineral Resources”, or “Inferred Mineral Resources” in this Annual Information Form is economically or legally mineable.

In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Information Form may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, Primero acquired the San Dimas Mine, mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). See “Acquisition of San Dimas Mine”.

In this Annual Information Form, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

Primero has three active, wholly-owned subsidiaries – Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico, Silver Trading, which is incorporated under the laws of Barbados, and Primero Mining Luxembourg S.a.r.l., which is incorporated under the laws of Luxembourg. The following chart shows the organization of Primero and the ownership of its principal properties.

--------------------
(1)	The Company was incorporated as “Apoka Capital Corporation” and subsequently changed its name to “Mala Noche Resources Corp.” (in October 2008) and then to “Primero Mining Corp.” (in August 2010).

(2)	Eduardo Luna, Executive Vice President, President (Mexico) and Director of the Company, holds 1 share to meet Mexican corporate legal requirements.
(3)	Primero Mining Luxembourg S.a.r.l. is a holding company.
(4)	Primero Empresa Minera, S.A. de C.V. is the operator of the San Dimas Mine.
(5)	Silver Trading (Barbados) Ltd. is a trading and holding company.
(6)	Primero Compañia Minera, S.A. de C.V. is a service company.
(7)	Primero Servicios Mineros, S.A. de C.V. is a service company.

The head office of Primero is located at Suite 1640, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M6, telephone (604) 669-0040, facsimile (604) 669-0014. Primero also has a corporate office located at Richmond Adelaide Centre, 120 Adelaide Street West, Suite 1202, Toronto, Ontario, M5H 1T1, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Over the last three years, Primero has transformed itself from a capital pool corporation listed on the TSX Venture Exchange (the “TSXV”) to a gold and silver producer listed on the Toronto Stock Exchange (the “TSX”).

Initial Organization

The Company was incorporated as “Apoka Capital Corporation” in November, 2007. In July 2008, the Company was listed on the TSXV as a “Capital Pool Company” under the symbol “ACK.P”.

In October 2008, the Company completed its qualifying transaction under the TSXV’s Capital Pool Company policy (the “Qualifying Transaction”) by acquiring privately-owned Mala Noche Resources Corp. (“Mala Noche”). The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby the Company acquired all of the outstanding securities of Mala Noche in exchange for common shares of the Company (“Common Shares”) and options to purchase Common Shares.

Concurrent with the completion of the Qualifying Transaction, the Company, as the resulting issuer, changed its name to “Mala Noche Resources Corp.” In October, 2008 the Company commenced trading on the TSXV as a Tier 2 Mining Issuer under the symbol “MLA”.

Initial Operations

At the time of the Qualifying Transaction, Mala Noche held an option to acquire the Ventanas property. The Company last drilled on the Ventanas property in 2008 and since then the property has been on care and maintenance. After placing the Ventanas property into care and maintenance, the Company increased its efforts to pursue the acquisition of a producing property.

Current Operations

On August 6, 2010, the Company completed the acquisition of the San Dimas Mine and related assets. See “Acquisition of San Dimas Mine”, “Business of Primero” and “San Dimas Mine”.

ACQUISITION OF SAN DIMAS MINE

On August 6, 2010, Primero completed the acquisition (the “Acquisition”) of the San Dimas gold-silver mining operations (the “San Dimas Mine”) from DMSL and the shares of Silver Trading from GSBL, each indirect, wholly-owned subsidiaries of Goldcorp, pursuant to the terms of an Asset Purchase Agreement (the “Asset Purchase Agreement”) and a Share Purchase Agreement (the “Share Purchase Agreement”), each dated July 29, 2010. The asset and share purchase agreements replaced a binding letter of intent dated June 1, 2010. As part of the Acquisition, Primero also acquired the mill at San Dimas, all facilities and equipment attached and related to the San Dimas Mine, a plane and helicopter used to support the San Dimas operations, a hydroelectric generation project that provides power to the San Dimas Mine and the Ventanas exploration properties on which the Company held an option. The San Dimas Assets were acquired on an “as is, where is” basis.

Primero purchased the San Dimas Mine and related assets for an aggregate purchase price of US$489 million (the “Purchase Price”) and assumed all liabilities associated with the San Dimas Mine, including environmental and labour liabilities. The Purchase Price was paid as to (a) US$220 million in cash, (b) the issuance and delivery of 31,151,200 Common Shares with a value of US$159 million, (c) US$50 million by way of a promissory note and (d) a US$60 million principal amount convertible promissory note.

To fund the cash portion of the purchase price for the Acquisition, on July 20, 2010 the Company completed an offering of 50,000,000 subscription receipts at an offering price of $6.00 per subscription receipt for gross proceeds of $300 million. Immediately before the completion of the Acquisition, the Company consolidated its Common Shares on the basis of one new Common Share for every 20 pre-consolidation Common Shares. On the closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation Common Share of the Company and 0.4 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation common share at a price of $8.00 per share until July 20, 2015.

Concurrent with the completion of the Acquisition, DMSL entered into a Transition Services Agreement dated August 6, 2010 with the Company and its subsidiary, Primero Empresa Minera, S.A. de C.V (“Primero Empresa”). As certain matters related to the sale of the San Dimas Mine could not be completed by the closing time of the acquisition, the Transition Services Agreement provided for the orderly transfer of the operations of the San Dimas Mine to Primero Empresa. A majority of these transition issues have now been resolved. The only significant outstanding matters are obtaining a permit to operate aircraft used to supply the mine and the registration of surface land rights. Primero is currently operating its aircraft through a licensed carrier owned by DMSL. While title to all real property has been conveyed to Primero, it is now working to obtain public deeds to the property and will then register those deeds with the appropriate public offices.

Before the Acquisition, an amount of refined silver equal to all silver produced from the San Dimas Mine was sold to Silver Wheaton (Caymans) Ltd. (“SW Caymans”), a subsidiary of Silver Wheaton Corp. (“Silver Wheaton”), under a Restated Silver Purchase Agreement dated March 30, 2006 entered into with Silver Trading. SW Caymans made upfront payments comprised of cash and shares of Silver Wheaton as consideration for its rights to purchase silver under this agreement at fixed prices. Concurrent with the closing of the Acquisition, Silver Trading was acquired by the Company and the Restated Silver Purchase Agreement was amended and restated effective August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The Amended and Restated Silver Purchase Agreement now governs all purchases of silver produced from the San Dimas Mine by SW Caymans. See “Business of Primero –Amended and Restated Silver Purchase Agreement”.

Under the Asset Purchase Agreement, the Company has agreed that it will not, directly or indirectly, acquire any interests or other rights to mineral properties, royalty interests, surface rights or water rights within specified areas (the “Goldcorp Area of Interest”) for a period of three years following the completion of the Acquisition. The Goldcorp Area of Interest will extend 20 kilometres from the external boundary of each mineral property in Mexico owned by Goldcorp and its affiliates.

On the closing of the Acquisition, the Company entered into an agreement with DMSL that grants to DMSL certain pre-emptive share purchase rights and the right to nominate directors of the Company (the “Participation Agreement”). Provided DMSL and its affiliates (which include Goldcorp) continue to beneficially own at least 10% of the issued and outstanding Common Shares, DMSL will have the right to maintain their aggregate percentage of issued Common Shares following completion of the Acquisition, and designate, after consultation with the Company, a number of individuals (the “DMSL Director Nominees”) to be initially appointed and to serve as directors of the Company and thereafter to be nominated at each meeting of shareholders at which directors are to be elected.

The number of DMSL Director Nominees will be determined from time to time based on (a) the percentage of the issued and outstanding Common Shares held beneficially by DMSL and its affiliates (excluding shares issuable on the exercise of any outstanding warrants held by DMSL and its affiliates), and (b) the number of directors constituting the board of directors of the Company (the “Board”) at such time. This pre-emptive purchase right will not, however, apply to Common Shares issued by the Company under any of its share incentive plans.

To assist Primero in the payment of Mexican VAT taxes payable in connection with its purchase of the San Dimas Mine and related assets, Goldcorp assisted Primero in borrowing, from a bank, sufficient funds to pay the Mexican VAT (the “VAT Loan”). The Company anticipates repaying the VAT Loan through a refund of the VAT paid on the transaction that Primero applied for following closing of the Acquisition. The VAT loan has been secured by a guarantee from Goldcorp.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the Asset Purchase Agreement, Share Purchase Agreement and Amended and Restated Silver Purchase Agreement, have been filed on www.sedar.com.

BUSINESS OF PRIMERO

Overview

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and one exploration property, Ventanas, located in Durango state, Mexico.

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mine and by considering and, if appropriate, making further acquisitions of precious metal properties in Latin America.

The Company believes that the San Dimas Mine provides, based on the current mine plan, a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January, 2011 the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013. The Company believes that it can continue to expand Mineral Reserve capacity by focussing new drilling programs on areas of good exploration potential —principally the Sinaloa Graben Block and Arana Hanging Wall. See “San Dimas Mine —Exploration and Drilling – Contemplated Exploration and Development Activities”. Cash flow from the San Dimas Mine is expected to provide the Company with an internal source of capital to fund mine development and exploration projects. The Company estimates that gold production at San Dimas can average 130,000 ounces (175,000 gold equivalent ounces) annually over the next five years.

Product Summary

The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell. The Company is not dependent on a particular purchaser with regard to the sale of gold, but a significant portion of its silver is sold to SW Caymans under the Amended and Restated Silver Purchase Agreement. See “Business of Primero – Amended and Restated Silver Purchase Agreement”. The following table sets out the Company’s revenue by product for each of the last two financial years (before August 6, 2010, the Company had no mining operations):

	Financial year ended
	December 31
	2010	2009
	US$	US$
Gold	52,018,000	-
Silver	8,260,000	-
Total	60,278,000	-

San Dimas Mine

The San Dimas Mine consists of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. In 2010, the San Dimas Mine produced 85,400 ounces of gold and 4.53 million ounces of silver. The San Dimas Mine is located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

The typical mining operations employed are mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas in San Dimas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré. The mill currently has an installed capacity of 2,100 tonnes per day. In 2010, the mill averaged 1,806 tonnes per day (based on 339 days of production).

Recent Operating History for the San Dimas Mine

In the first trimester of 2010, diamond drilling and drifting showed additional Mineral Resources, in particular at the Sinaloa Graben structure. Positive exploration results were obtained including interceptions in the Roberta vein and in the North Sinaloa vein. This work followed-up exploration work conducted in 2009 that saw positive exploration results with three veins confirmed in the Sinaloa Graben Block (Julieta, North Sinaloa and Robertita). In 2008 and 2007, exploration was carried out in many veins in the district, in 2008 mainly in the Central Block area, the West Block and the Arana Hanging wall area.

The tunnels that serve as the main haulage levels for the Sinaloa Graben and Center Block areas were completed during the first quarter of 2010. The San Francisco ore pass was completed during the third quarter of 2009. The San Luis Bridge was completed during the fourth quarter of 2009 and is the first stage of the new waste rock dump. Management of the mine has continued to work to reduce operating costs by increasing the scale of operations as well as making improvements in the efficiency of operating methods. In February 2009, the San Dimas Mine began shipping doré bars to the Johnson Matthey refinery in Salt Lake City, Utah. See “San Dimas Mine— History” for information on historical mine production.

Significant portions of the remediation plan for up-grading the Tayoltita tailings dam to international standards were completed in 2007 and work has continued on improving this dam, with the most important work in 2009 being the construction of two basins in the back of the dam. The San Dimas Mine’ Las Truchas hydro power plant and line were completed in 2008 and began supplying approximately 76% of the current electrical power needs of the San Dimas Mine in June 2008.

After acquiring the San Dimas Mine in August 2010, and before December 31, 2010, Primero has:

  produced 37,378 gold equivalent ounces (comprised of 31,943 ounces of gold and 1,786,657 ounces of silver);

  improved mill throughput from an average of 1,606 tonnes per day (August 6 to September 30) to 1,950 tonnes per day (December); and

  spent approximately $6.0 million on exploration drilling at the San Dimas Mine which, along with the drilling completed before the acquisition, was successful at extending the known mineralization within the Central Block and outlining new Mineral Reserves and Mineral Resources at Sinaloa Graben. See “San Dimas Mine – Exploration and Drilling”.

Exploration and Development Plans for the San Dimas Mine

Development drilling in 2011 will be focused in the Central Block and Sinaloa Graben areas. The Central Block area is still expected to provide the majority of the ore at the San Dimas Mine, with a small amount of higher-grade ore to come from the main exploration area of Sinaloa Graben. Primero intends to construct additional tunnels in 2011 to open new access routes to the main production and exploration areas and increase operational flexibility.

The 2011 exploration plan is intended to increase Mineral Reserves and Mineral Resources at a higher rate than in recent years. The plan includes the operation of 12 drill rigs in 2011 (nine in 2010), 53,000 metres of diamond drilling and 3,800 meters of exploration drifting. Drilling will target the Sinaloa Graben area, the Roberta, Robertita and Julieta veins in the Central Block, and the Arana Hanging Wall area. The three-year plan also includes exploration of the larger land package at the San Dimas Mine as historically only the immediate mine area has been explored in detail.

It is anticipated that drifting in Sinaloa Graben in 2011 will approach the Roberta, Robertita and Nancy high-grade veins systems of the adjacent Central Block. These veins account for the majority of the production at the Central Block and are expected to account for a large portion of the Mineral Reserves within the Sinaloa Graben.

Exploration results in Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing Mineral Reserves. Primero anticipates that within five years the Sinaloa Graben will contribute about 50% of production at the San Dimas Mine. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver Mineral Reserves as at December 31, 2010.

Amended and Restated Silver Purchase Agreement

     As part of the Acquisition, Primero assumed, with amendments, the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans. After meeting its contractual obligations to SW Caymans, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

  the term of the Amended and Restated Silver Purchase Agreement will be for the life of the San Dimas Mine, with an initial term expiring October 15, 2029 (the “Initial Term”) with automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

  Silver Trading will sell annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

    a number of ounces of Refined Silver equal to all silver in respect of which Primero Empresa or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount will be 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter; and

    after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount;

  the purchase price for the Refined Silver will be equal to the lesser of (a) a fixed price of US$4.04 plus an increase of one percent annually (US$4.20 commencing in August 2014 plus an annual one percent increase) and (b) the market price of Refined Silver at the time of sale;

  if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

    the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

    multiplied by

    US$0.50 per ounce;

  provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined below), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

  until the third anniversary of the Acquisition and the satisfaction of certain financial covenants, the Company and its affiliates are prohibited from incurring financial indebtedness in excess of US$50 million, excluding the VAT Loan, and the Promissory Note and Convertible Promissory Note (each as defined below), issued to DMSL in partial payment of the Purchase Price, without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent is not required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of US$50 million in the event that:

    the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

    the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

  the Company and Silver Trading will cause all silver produced by Primero Empresa to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Primero Empresa and its affiliates;

  the Company and Silver Trading will cause Primero Empresa to operate the San Dimas Mine in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Primero Empresa is receiving all of the silver production;

  the Company and Silver Trading will cause Primero Empresa not to abandon any of the mineral properties that constitute the San Dimas Mine, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Primero Empresa proposes to abandon or let lapse;

  the Company has granted a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the Amended and Restated Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

  the mineral properties that form the San Dimas Mine may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

Silver Trading is currently entitled to purchase from Primero Empresa silver produced from the San Dimas Mine under a silver purchase agreement that provides that

  Primero Empresa will sell to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the Silver Purchase Agreement; and

  Silver Trading will pay to Primero Empresa a price for all Refined Silver equal to the market price of Refined Silver at the time of sale.

This agreement may not be amended without the prior written consent of SW Caymans. See “Risk Factors”.

Agreements in Support of the Silver Purchase Agreement

Silver Trading has granted to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the Amended and Restated Silver Purchase Agreement. In addition, the Company and Primero Empresa have guaranteed the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement. In support of its guarantee, the Company has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security will include stock pledges of the Company’s interests in Silver Trading and Primero Empresa. In support of its guarantee, Primero Empresa has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and will grant, on the completion of all property transfers to Primero Empresa, a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mine. The security granted or to be granted will be subject to the following qualifications:

  the security will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mine, and any shares or other equity interest in a company that does not own any interest in Primero Empresa or the collateral granted by Primero Empresa; and

  the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the Amended and Restated Silver Purchase Agreement, with respect to financial indebtedness permitted under the Amended and Restated Silver Purchase Agreement, as described above, up to a limit of US$50 million and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender.

Concurrent with the entering into of the Amended and Restated Silver Purchase Agreement, Goldcorp delivered to SW Caymans a guarantee (the “Guarantee”) and Primero and certain of its affiliates entered into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Guarantee and the Indemnity Agreement provide that:

  Goldcorp guarantees to SW Caymans the performance of the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

  the Company and its affiliates have agreed to indemnify Goldcorp for any payments that Goldcorp is required to make under the Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement);

  Goldcorp has agreed to indemnify the Company and its affiliates for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement); and

  the Company and its affiliates have provided security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted and to be granted to SW Caymans and such security will be subject to substantially the same restrictions on indebtedness and other covenants in favour of SW Caymans and the Company as are provided for in the Amended and Restated Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Ventanas Exploration Property

As part of the Acquisition, Primero acquired the Ventanas exploration property located in the Ventanas mining district in Durango State, Mexico. This property was previously under option to Primero. This exploration property is comprised of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres. The Company last drilled on the property in 2008 and since then the property has been on care and maintenance. Primero is assessing its future plans for the Ventanas property.

Competitive Conditions

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected. Further, Primero has agreed not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates. See “Risk Factors –Competition”.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various levels of federal and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, all of which the Company is currently in material compliance. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2010 were not material, other than the approximately $1.5 million the Company spent on the installation of a third tailings filter at the Tayoltita tailings operation in 2010. The full project, which is expected to cost $2.3 million, was 65% complete at December 31, 2010. The Company expects to complete the project in 2011 and does not have any other significant environmental capital expenditures planned for 2011. The Company has accounted for its asset retirement obligation, consisting of reclamation and closure costs for the San Dimas Mine, in its financial statements. See “San Dimas Mine – Environmental Matters”, “San Dimas Mine – Tayoltita Tailings”, “San Dimas Mine – San Antonio Tailings”, “San Dimas Mine –Environmental Capital Expenditures”, and “Risk Factors – Environmental Risks and Hazards”.

Employees

As at December 31, 2010, the Company had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Union)	Contractors	Total
Mexico City Office	8	0	0	8
San Dimas Mine	120	487	503	1,110
Vancouver Office	4	0	0	4
Toronto Office	4	0	0	4
Total	136	487	503	1,126

Foreign Operations

All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. See “Risk Factors –Local Groups”, “Risk Factors – Foreign Operations Risks” and “Risk Factors – Mining Operations in Mexico”.

Environmental, Social and Governance Policies

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy and Code of Ethics. The Environmental, Health and Safety Committee of the Board, which was appointed in December 2010 and reports to the Board, provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report and website.

The Company has the following activities planned for 2011:

  formally adopting a sustainability policy;

  implementing a data collection process to monitor and evaluate performance;

  completing baseline study with emphasis on environmental and social impact;

  refining and improving the content selection process for sustainability reporting; and

  continuing ongoing community relations work (regular meetings to encourage open dialogue, hear and address local concerns with exploration and mine development activities).

SAN DIMAS MINE

Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation” dated March 11, 2011 (the “Technical Report”), prepared by Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited in accordance with NI 43-101, and readers should consult the Technical Report to obtain further particulars regarding the San Dimas Mine. The Technical Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com. The information under the headings “Property Description and Location – Mineral Concessions, Royalties and Permits”, “Property Description and Location – Taxes” and “Exploration and Drilling – Contemplated Exploration and Development Activities”, have not been summarized from the Technical Report.

Property Description and Location

The San Dimas mining district is centered on latitude 24° 06’N and longitude 105° 56’ W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango. The following map shows the location of the San Dimas Mine.

Primero’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio (Central Block), Tayoltita and Santa Rita. The San Dimas properties are surveyed and contained in a contiguous block in an area of 24,965.51 ha. Primero also holds 28 mining concessions (3,470.4 ha) at Mala Noche-Ventanas-San Cayeto (the “Ventanas Project”) a former small, underground mine located approximately 23 km SE from the San Dimas mine. The Tayoltita, Santa Rita and San Antonio mines, and the Ventanas Project, or shown on the following map.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate one hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 km of paved roads.

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 TM C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population, and population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own system and the Federal Power Commission supply system. Primero operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. Primero’s hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake. Except for a few months of the year, during the dry season, hydroelectric generation from the Trout Reservoir provides all the electric requirements of the San Dimas Mine. An increase in the height of the face of the dam is planned for the future in order to increase the capacity of the Trout Reservoir to meet the San Dimas Mine’ electric requirements year round.

The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in the diagram below.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located seven kilometres west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Antonio river bed to the San Antonio Mill, for a total drive of approximately 1.5 hours.

Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mine and mill at San Antonio have been shut down.

As shown in the following map, the San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level (“amsl”) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

Mineral Concessions, Royalties and Permits

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

Environmental Matters

At the time of Goldcorp’s acquisition of the San Dimas operations (through a predecessor company, Wheaton River Minerals Ltd. (“Wheaton River”)), the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition by Goldcorp in 2002, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

DMSL’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations were addressed by DMSL and capital investments were made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. Capital expenditures for environmental purposes since 2004 have totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006, US$3.2 million in 2007 and US$1.5 million in 2010.

Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Taxes

Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to mining company operations in Mexico; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, it is 30% from 2010 to 2012, and it will be 29% during 2013 and 28% for 2014 and subsequent taxation years.

The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010 and 17.5% during 2011. The base to which the FRBT is applied is determined by deducting from gross income certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interests in some cases and royalties with foreign related parties are not deductible in determining the FRBT. However, certain tax credits are available to offset the FRBT, including income tax paid during the same fiscal year; a credit on certain salary-related expenses and social security contributions paid by an employer; a credit on losses, a credit on fixed assets; and monthly FRBT payments. The FRBT follows a cash flow system, which could distort the crediting of income tax against the FRBT. Finally, special rules apply to certain taxpayers, such as corporate groups that file consolidated tax returns.

History

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

Historical production through 2010 from the San Dimas Mine is estimated at 11.61 million ounces of gold and 587 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas Mine during 2010 was approximately 85,429 ounces of gold and 4.53 million ounces of silver (31,943 ounces of gold and 1.79 million ounces of silver, respectively, from August 6, 2010 to December 31, 2010), while production in 2009 was approximately 113,000 ounces of gold and 5.1 million ounces of silver. Historical production for the San Dimas Mine from 2003 to 2010 is summarized in the following table:

Mine Production
		Grade		Contained Ounces(1)
San Dimas Mine	Tonnes	g Au/t	g Ag/t	Au	Ag
2003	423,673	5.25	428	70,831	5,824,513
2004	397,647	6.90	525	88,214	6,717,055
2005	507,529	7.40	497	120,749	8,114,662
2006	688,942	7.76	438	171,906	9,706,131
2007	685,162	6.27	341	138,163	7,500,695
2008	657,479	4.25	259	89,838	5,479,084
2009	673,300	5.36	247	115,748	5,355,786
2010 (2)	612,253	4.46	244	87,793	4,803,065

----------------------
(1)	Represents gold and silver content in ore sent to milling operations.
(2)

Primero acquired the San Dimas Mine on August 6, 2010. From August 6, 2010 to December 31, 2010, mine production was 257,230 tonnes, grading 3.98 grams of gold and 230 grams of silver per tonne and having 32,915 contained ounces of gold and 1,902,160 contained ounces of silver.

Geological Setting

The general geological setting of the San Dimas district is illustrated in the below diagram. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

The following diagrams are a structural map of, and a geological section across, the San Dimas district. Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG.

All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

Exploration and Drilling

Typical of epithermal systems, the gold and silver mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that DMSL termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded. The following diagram shows a schematic section of the Favourable Zone.

This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Primero was able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

Primero applied a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, DMSL historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area. The Technical Report concluded that the application of the 30% factor was justified.

Exploration of the Favourable Zone at San Dimas District has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Primero. Diamond drilling is of NQ/HQ size with excellent core recoveries at a cost of approximately US$130/m.

The following figure shows the trend of high-grade gold and silver in the San Dimas Mine.

2010 Exploration and Drilling

Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Primero. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$130/m.

Primero conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs and crews are employed in the mines, of which four are contracted.

Exploration in 2010 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, the Central Block (Robertita), and the Arana Hanging Wall, located between the Tayoltita mine and the Santa Rita mine. The Sinaloa Graben is a North-South trending block more than 7 km long by almost 2 km wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west, containing more than 10 veins of which only two, San Juan and San Vicente veins have been mined with the remainder of the veins unexplored.

Exploration in 2010 was conducted by DMSL prior to the Acquisition and Primero after the Acquisition. Approximately US$6.0 million was spent during 2010 on exploration with 42,000m of exploration drilling in 118 holes, and 315m of exploration drifting being completed. The majority of additional Mineral Reserves found during 2010 were located in the Sinaloa Graben.

Central Block

In the Central Block exploration (50 holes – 13,900 m) was focused on upgrading the Inferred Mineral Resources to Proven and Probable Mineral Reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 m below the deepest current exploitation level.

Sinaloa Graben

In the Sinaloa Graben, 29 holes were completed for a total of 11,200m of drilling. Drilling was focused on improving the certainty of the inferred mineral resource and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The exploration results at Sinaloa Graben continue to confirm higher grade mineralization than existing Mineral Reserves and Mineral Resources. A recent discovery while drifting in Sinaloa Graben yielded 22.8g/t of gold and 2,054g/t of silver over 4.42m. The newly discovered Aranza vein, along the same drift also showed high-grade with 10.3g/t of gold and 1,115g/t of silver over 2.75m.

Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block) and at depth. The Santa Teresa vein, 150m to the west of Sinaloa Graben, showed 16.0g/t of gold and 508g/t of silver over 2.90m true width, which is much higher grade and width than the current average. This area has never been explored in detail and has now been included into the 2011 exploration plan.

The table below lists the drillholes completed on the Arana-Julieta vein that confirmed the presence of mineralization and produced the resulting estimation of Mineral Reserves:

Cautionary Note to Investors Concerning Reserve Estimates

The following Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

SINALOA GRABEN BLOCK, MINERAL RESERVES
(as of December 31, 2010)
		Au	Ag	True Width	Au	Ag
Holes and Development	Tonnes	(g/t)	(g/t)	(m)	(oz)	(oz)
DDH TGS S-22	57,777	6.81	958	8.56	9,840	1,034,319
DDH TGS S-15	50,768	8.08	403	7.52	13,192	657,201
DDH TGS S-07	15,087	4.17	191	2.24	2,022	92,661
DDH TGS 7-17	14,992	3.73	481	2.22	1,797	231,663
DDH PIL 7-01	19,589	16.00	508	2.90	10,077	320,112
Aranza-Julieta (2P)	50,784	5.43	484	2.06	8,865	789,492
Total	208,997	6.81	465		45,792	3,125,447

Arana Hanging Wall

In the Arana Hanging Wall area, 23 holes were completed in 2010 for a total of 11,900m of drilling. The objective of the 2010 exploration program in the Arana Hanging Wall area was to confirm the presence of the large ore shoots suggested by previous results.

Drilling results successfully confirmed the presence of mineralization at above average Mineral Reserve grade but at narrow widths. Holes A-25-217(1) and HW-4G-01B returned 7.9g/t of gold and 778g/t of silver in a width of 0.80m, and 8.7g/t of gold and 203g/t of silver in a width of 0.60m.

A 400 m x 400 m grid diamond program, over an area 1.5 km x 3.5 km, totalling 65 drill holes was begun in 2010 in the Arana Hanging Wall. Four drill holes were completed in 2010 on this potential high grade zone with 12 holes planned for 2011 (eight of the drill sites have been prepared ready to begin the drilling).

Contemplated Exploration and Development Activities

In 2011, Primero aims to grow reserves at a higher rate than in 2010. The Company is focused on organic growth and has significantly increased planned investment in exploration and development. The Company’s goal is to increase gold reserves to at least one million ounces in 2011, with a larger contribution from Sinaloa Graben than in 2010. Primero plans to invest $12 million in exploration during 2011, which is double 2010 and well above the previous few years. A total of 3,800 metres of exploration drifting and 53,000 metres of exploration drilling are planned in 2011, which represents a ten-fold increase in drifting and 25% increase in drilling.

Deposits and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. An example of a vein with mineralization in the Favourable Zone extending for more than 2,000m in the Tayoltita Mine, the San Luis Vein, is illustrated below.

Three major stages of mineralization have been recognized in the district: 1) early stage; 2) ore forming stage; and 3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: 1) quartz-chlorite-adularia; 2) quartz-rhodonite; and 3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

Sampling, Assaying and Security

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: 1) samples of the mineralized zones exposed by the mine workings; and 2) samples of the diamond drill core from the exploration/development drilling.

Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope. Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done between the mine assay laboratory, and check assays at SGS Mineral Services (“SGS”) laboratories in Durango. Routine assaying of standards is also carried out at the mine assay laboratory.

The procedures used by Primero’s assay laboratories are those originally introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, perhaps through more rolling of the pulp sample for improved homogenization, better control of dust and rock chips in the crushing-grinding area.

In order to monitor the quality of the assay results of the Tayoltita mine laboratory, every three months Primero sends a series of blanks, standard and duplicate samples to the commercial laboratory SGS in Durango Mexico. A total of 728 samples were sent for comparative analysis in 2010.

The Tayoltita results, particularly during the first and fourth quarters of 2010, showed differences of some concern of the assay results with those of the SGS laboratory and particularly those of the gold assay results of the blank and standard samples. These differences could be due to the weighing of the sample; the method of analysis; a human error; or contamination of the sample at the start of the assaying process; or a combination of them.

WGM noted during the visit to the Tayoltita laboratory that the Primary Crusher was contained in the same room as that of the further processing (grinding and splitting etc.) and WGM suggested that the dust from the Primary Crusher might be contaminating the sample and causing the differences. Primero plans to relocate and separate the Primary Crusher from the grinding of the samples.

WGM recommends that Primero continue and closely monitor the program of sending the samples to the SGS laboratory to ensure that the quality of the Tayoltita assaying neither over nor under estimates the mineral reserves. WGM believes, however, that the sample preparation, analysis and security process is without any serious problems.

Mineral Resource and Mineral Reserve Estimates

Cautionary Note to Investors Concerning Reserve Estimates

The following Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The Proven and Probable Mineral Reserves, estimated Primero and audited by Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited of December 31, 2010 for Tayoltita, Santa Rita and San Antonio/Central Block are 5.881 million tonnes at 332 g Ag/ t and 4.69 g Au/t (see the below table). Similarly, an Inferred Mineral Resource for San Dimas, separately reported and estimated by Primero, is about 16.853 million tonnes at an approximate grade of 330 g Ag/t and 3.67 g Au/t (see the below table).

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Primero estimates the Mineral Reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m. The assumptions used in calculating the Mineral Reserves were US$950 per ounce gold and US$15 per ounce silver, a Mexican Peso to U.S. dollar exchange rate of 13:1.

Primero’s practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

MINERAL RESERVES OF SAN DIMAS DISTRICT - PRIMERO GEOLOGY DEPARTMENT
(as of December 31, 2010)
	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven Reserves
Tayoltita	214,470	298	3.15	2,057,441	21,745
El Cristo	4,363	223	3.89	31,296	546
Tayoltita (Alto Arana)	12,178	288	1.98	112,575	774
Santa Rita	240,218	308	2.21	2,382,149	17,059

	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Block Central	1,611,465	383	6.34	19,822,211	328,356
San Vicente	17,687	217	4.51	123,517	2,566
Sinaloa Graben	14,652	478	5.39	225,113	2,537
Total Proven Reserves	2,115,033	364	5.49	24,754,302	373,582
Probable Reserves
Tayoltita	303,484	288	3.02	2,813,984	29,452
El Cristo	5,757	194	3.50	35,833	649
Tayoltita (Alto Arana)	7,962	283	2.71	72,475	693
Santa Rita	256,043	286	1.98	2,358,207	16,293
Block Central	1,006,496	346	5.48	11,197,698	177,478
San Vicente	22,246	219	4.66	156,418	3,336
Sinaloa Graben	36,131	486	5.45	564,379	6,328
Total Probable Reserves	1,638,120	327	4.45	17,198,994	234,229
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,617,961	369	6.01	31,019,910	505,834
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	50,784	484	5.43	789,492	8,865
Total Proven and Probable Reserves	3,753,153	348	5.04	41,953,296	607,812
Probable Reserves by Diamond Drilling
Tayoltita	767,125	285	2.83	7,020,137	69,854
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	32,934	207	3.95	218,691	4,179
Santa Rita	359,126	325	2.84	3,752,276	32,817
Block Central	703,461	295	5.35	6,665,473	120,954
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	158,213	459	7.26	2,335,956	36,928
Total Probable Reserves by Diamond Drilling	2,127,899	306	4.07	20,909,010	278,278
GRAND TOTAL Proven and Probable Reserves	5,881,052	332	4.69	62,862,306	886,089

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(1)	Reserves were estimated by Primero and audited by Watts, Griffis and McOuat Limited as of December 31, 2010.
(2)	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$99.84/t).
(3)	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
(4)	The tonnage factor is 2.7 tonnes per cubic metre.
(5)	Cutoff values are calculated at a silver price of US$15.00 per troy ounce and US$950.00 per troy ounce for gold.
(6)	Rounding of figures may alter the sum of individual column.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “Inferred Mineral Resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

SAN DIMAS MINING DISTRICT INFERRED RESOURCES
(As of December 31, 2010 )
Mines	Metric Tonnes	Ag (g/t)	Au (g/t)	oz Ag	oz Au	oz Au Eq.
Tayoltita	6,765,463	306	2.90	66,618,346	631,718	1,661,274
Santa Rita	3,495,437	336	2.30	37,704,923	258,918	841,630
San Antonio	6,591,161	351	5.17	74,350,842	1,095,825	2,244,883
TOTAL	16,852,060	330	3.67	178,674,110	1,986,460	4,747,787

Mining Operations

The mines of Primero in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the majority of the San Dimas mine production during 2011. Production is programmed to come from 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining using load, haul and dump equipment. Primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita which has a capacity of 2,100 tpd. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation. In 2010, the mill averaged 1,806 tpd (339 days of operations).

The production from the San Dimas operations in 2010 was 612,253 tonnes at an average grade of 4.46 g Au/t and 244 g Ag/t for production of 85,429 oz gold and 4.53 million oz silver at recoveries of 97% and 94%, respectively. In 2009 the production was 673,311 tonnes at an average grade of 5.36 g Au/t and 249 g Ag/t for production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively, and in 2008 the production was 657,479 tonnes at an average grade of 4.25 g Au/t and 259 g Ag/t for production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively.

Operating costs for San Dimas Mines during 2010 averaged US$92.94 per tonne. The San Dimas operations have achieved significant reductions in operating costs by increasing the scale of operations as well as improvements in efficiencies of operating methods. All operations will incur some increase in operating costs associated with future tailings operations and associated environmental monitoring, and ongoing inflation within the mining industry.

The following summarizes the performance of the San Dimas milling operations during 2010.

	August 6 –	Year Ended
	December 31,	December 31,
	2010	2010
Tonnes milled	257,230	612,253
Average Grade Au(g/t)	3.98	4.46
Average Grade Ag(g/t)	230	244
Average Recovery (Au)	97%	97%
Average Recovery (Ag)	94%	94%
Recovered Oz(Au)	31,943	85,429
Recovered Oz(Ag)	1,786,657	4,532,006

The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon 1,847 m east and up 125 m from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 98% pure).

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,350 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is operating at 2,100 tpd. The 2,100 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding and the Putzmeister tailings pump. The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system. To achieve 850,000 tpa Primero will have to expand the mill capacity to approximately 2,500 tpd. Primero has budged $4.5 million in 2012 to achieve the targeted mill throughput.

Las Truchas Hydro Generating Power Plant/ Line

The construction of the Las Truchas hydro generated power line that began in 2005 and were completed in 2008. This 34 kVA power line from Las Truchas Dam, 42 km north of the San Dimas Mine, has expanded the former available power from 1.4 MW to 7.0 MW (Stage 1) and reduced power costs from 11 cents/kWh to 1.5 cents/kWh. More than US$33.0 million has been invested since 2005 (US$20.9 million in 2007) to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. Primero intends to proceed with Stage II to provide an additional 7 MW to further reduce operating costs at the mine. The face of the dam will be increased by Primero to increase storage capacity to maintain power production during the dry season.

During 2010 some of the parameters in the operation of the hydroelectric facility were determined to justify the viability of a second stage. Also during 2010 the important option to interconnect with the local power grid through the improvement of the main substation at Tayoltita was exercised. This interconnection will, in 2011, allow the Company to form a buy-sell contract for the surplus energy to the district network.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 m3 of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids) a distance of 1,847 m and up a 125 m difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of two basins in the back of the dam with a 50,000 m3 capacity to collect and neutralize the “contact water” (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case that the first basin’s capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project includes the construction of a seepage drainage and collection channel below the dam.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and lack of an access road significantly affected progress.

During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

Presently the dam is in a monitoring phase to determine if existing tailings displacements can physically affect the concrete. To-date some vertical displacement (settling of the material) during the rainy season has been detected. It is anticipated that this monitoring would require about six months.

Environmental Capital Expenditures

Capital expenditures for environmental purposes since 2004 totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio. In 2010, approximately $1.5 million was spent installing a third tailings filter. The full project, which is expected to cost $2.3 million, was 65% complete at December 31, 2010.

Capital expenditures at the new Tayoltita tailings dam (Cupias) since 2004 total US$10.7 million. During 2007, stages II and III of the remediation recommendations by AMEC were completed and the storage capacity at Cupias is more than 30 years (at a mill rate of 2,500 tpd). During 2010 the installation of the third filter band (113 m) at Cupias was started, to guarantee that 100% of the tailings coming from the beneficiating plant (mill) could be processed. At the end of 2010, 65% of the project had been completed, and the filter had arrived in the customs house and the major critical components were already in Tayoltita (vacuum pump belt, etc.). Primero plans to terminate the third filter house by April 2011 at a total investment of $2.3 million.

Capital expenditures on the remediation of the San Antonio tailings dam since 2005 has totalled approximately US$9.6 million at the end of 2008. Due to problems with the Ejido (as defined under “Risk Factors – Local Groups”) it was not possible to advance very much with this project, one was able to prepare the aggregate material that will be used on the water dam below (based on the Hermosillo Sonora engineering study titled “Basic Engineering Studies”). Primero plans to complete this project during the first six months of 2011. The only remaining items to complete are the concrete covering of the dam and the construction of a diversion channel.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risk

Primero’s activities are primarily directed towards mining operations at the San Dimas Mine. Primero’s activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, delaying or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity Prices

The price of the Common Shares, Primero’s financial results and exploration, development and mining activities are anticipated to be significantly adversely affected by declines in the price of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mine is dependent on gold and silver prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in mining properties and increased amortization, reclamation and closure charges.

Silver Contract and Taxes

As part of the acquisition of the San Dimas Mine, Primero assumed obligations under two silver purchase agreements. The Company’s Mexican subsidiary, Primero Empresa, has the obligation to sell all the silver produced at the San Dimas Mine, to certain annual thresholds and 50% of production is above those thresholds, to the Company’s Barbadian subsidiary, Silver Trading at market prices. Silver Trading has the obligation to sell all of the silver purchased to SW Caymans at the lesser of approximately US$4.04 per ounce (adjusted for inflation) or market prices.

Primero Empresa computes income taxes based on selling all silver produced at the San Dimas Mine at market prices. The losses incurred by Silver Trading from purchasing silver at market prices and selling silver at the lesser of approximately US$4.04 per ounce and market prices have no tax benefit since Barbados is a low tax jurisdiction. From a consolidated perspective, the silver sales to SW Caymans realize approximately US$4.04 per ounce, however, the Company records income taxes based on sales at market prices.

The higher the market price of silver, the more taxes Primero Empresa will record. Generally, the market price of gold moves in the same direction as changes in the market price of silver. If the ratio between the market prices changes in favour of silver, the Company will be adversely affected. If the ratio moves significantly outside historical rates, the Company’s cash flow may not be sufficient to fund its obligations and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.

Uncertainty in the Estimation of Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition. See “Introductory Notes – Cautionary Note to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because the San Dimas Mine have limited lives based on Proven and Probable Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions.

Indebtedness

As a result of completion of the Acquisition, Primero has significant consolidated indebtedness, which includes the indebtedness to DMSL under the Promissory Note and the Convertible Promissory Note and indebtedness under the VAT Loan (defined below under “Description of Business – Risk Factors – VAT Loan”). As a result of this indebtedness, Primero is required to use a portion of its cash flow to service principal and interest on its debt, which limits the cash flow available for other business opportunities.

Primero’s indebtedness could have important consequences to Primero and the value of the Common Shares, including:

  limiting Primero’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes;

  limiting Primero’s ability to use operating cash flow in other areas of the business because a portion of these funds must be indicated to service the debt;

  increasing Primero’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

  limiting Primero’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

  limiting Primero’s ability or increasing the costs to refinance indebtedness.

Given the covenants imposed under the indebtedness and the restrictions on incurring additional debt under the Amended and Restated Silver Purchase Agreement, Primero may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Primero, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Primero’s assets may not be sufficient to repay such debt in full.

Additional Capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mine in accordance with Primero’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver from the San Dimas Mine are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of operations of the San Dimas Operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to Property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mine will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mine.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mine are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mines or any property it may acquire.

Local Groups

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land.

While the Company has agreements with the Ejidos that impact the San Dimas Mine, some of these agreements may be subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mine. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mine.

Two of the properties included in the properties that comprise the San Dimas Mine are subject to legal proceedings commenced by local Ejidos. With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought without the knowledge of DMSL and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL. In the event that annulment proceedings are not successful, then the Company plans to pursue negotiation of a temporary occupancy agreement with the Ejido. If the Ejido refuses to negotiate a temporary occupancy permit, then the Company plans to initiate proceedings under Mexican law which provide for priority rights for mining activities. With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. The Company plans to defend the legal proceeding, while at the same time negotiating with the Ejido for a new temporary occupancy agreement. Again, in the event that no new temporary occupancy agreement can be negotiated, then the Company plans to initiate proceedings under Mexican law which provide for priority rights for mining activities. If these legal proceedings are not successfully defended, then the Company could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties in connection with the San Dimas Mine, which payments are anticipated to be in the range of $100,000 to $150,000 per annum.

Government Regulations, Consents and Approvals

Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mine.

Environmental Risks and Hazards

Primero’s operations at San Dimas are subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the San Dimas Mine which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the Acquisition.

Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mine. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operations at the San Dimas Mine may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The San Dimas Mine is presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas Tailings Management Risks

Although Primero believes the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations.

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

The Asset Purchase Agreement and the Share Purchase Agreement do not provide for any indemnities from DMSL and GSBL (together the “San Dimas Vendors”) against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero indemnified DMSL for any future environmental claims or liabilities.

Labour and Employment Matters

Production at the San Dimas Mine will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions at the San Dimas Mine may have a material adverse effect on Primero’s business, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mine, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mine.

Insurance and Uninsured Risks

Operations at the San Dimas Mine are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards which may not be insured against or which Primero may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

Further, Primero has agreed not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates.

Risks Inherent in Acquisitions

The Company may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of the Company’s key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition Identification and Integration Risks

While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

There may be no right for the Company shareholders to approve any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign Operations Risks

All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

Mining Operations in Mexico

The San Dimas Mine are located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Key Personnel

The Company’s ability to successfully operate the San Dimas Mine and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Nesmith and Mr. Luna are each directors of Silver Wheaton, with which the Company has entered into the Amended and Restated Silver Purchase Agreement, and Mr. Jauristo and Mr. Hazelton are each officers of Goldcorp, from which the Company acquired the San Dimas Mine. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

VAT Loan

The Company has borrowed US$70 million (the “VAT Loan”) from a Canadian chartered bank in order to pay Mexican VAT in connection with the acquisition of the San Dimas Assets. The Company believes it is entitled to receive a refund or credit against federal taxes from the Mexican government for the VAT paid. The Company anticipates repaying the VAT Loan either (a) through a refund of the VAT paid on the transaction, or (b) using cash from operations that will be available as a result of the ability of Primero to off-set federal taxes payable by the amount of the VAT paid. This loan is secured by a security interest against assets of the Company, including an assignment to the lender of the refund payable to the Company by the Mexican government. However, there is no assurance as to the timing of reimbursement by the Mexican government of the VAT paid or when the Company would be able to realize a credit against federal taxes owed. A delay in payment of the refund or the ability of the Company to obtain credit for the VAT paid would increase the costs of borrowing to the Company and may impair the ability of the Company to secure additional indebtedness to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans. Further, there is no assurance that the Mexican government will not contest the entitlement of the Company to a refund of the VAT payment or a credit against federal tax payable.

Potential Unknown Liabilities Associated with the Acquisition

The San Dimas Assets and the shares of Silver Trading were acquired on an “as is, where is” basis and the representations and warranties and indemnities provided by the San Dimas Vendors in respect of the San Dimas Assets are limited. Consequently, the recourse the Company may have against the San Dimas Vendors is limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Additional Debt

The Company’s ability to incur additional indebtedness and to secure additional indebtedness is limited under the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement permits the Company to incur additional financial indebtedness up to US$50 million, subject to increase after three years after payout of the Promissory Note and subject to satisfaction of certain financial covenants. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Significant Shareholder

Goldcorp owns approximately 36% of the issued and outstanding Common Shares, other than Common Shares issuable upon the conversion of the Convertible Promissory Note, which was issued to its subsidiary, DMSL. Goldcorp, through DMSL, is entitled to maintain this proportionate ownership interest and is entitled to proportionate Board. The current DMSL nominees on the Board are Mr. Timo Jauristo and Mr. Rohan Hazelton. Subject to applicable law, Goldcorp may be able to effectively cause or prevent a change in control of the Company.

DIVIDENDS

The Company has paid no dividends since its incorporation and currently has no plans to do so in the foreseeable future.

CAPITAL STRUCTURE

Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of December 31, 2010 there were 87,739,005 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of the AIF, 87,780,669 Common Shares of the Company are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options and Warrants

As of the date of this AIF, the Company also had outstanding obligations to issue up to 30,017,266 Common Shares, as follows:

  warrants to purchase an aggregate of 21,734,026 Common Shares at a price ranging from $1.60 to $8.00, expiring between July 2, 2011 and July 20, 2015; and

  stock options to purchase an aggregate of 8,283,240 Common Shares at a price ranging from $2.70 to $6.43, expiring between February 27, 2013 and July 9, 2019, all of which are governed by the Company’s amended and restated 10% rolling stock option plan, which was approved by shareholders on June 28, 2010 and became effective on August 19, 2010.

Promissory and Convertible Promissory Notes

As part of the purchase price for the San Dimas Mine, the Company issued to DMSL a subordinate secured promissory note in the principal amount of US$50 million (the “Promissory Note”), and a US$60 million principal amount subordinate secured convertible promissory note with a term of one year, subject to a one year extension (the “Convertible Promissory Note”). The Promissory Note and the Convertible Promissory Note will be secured by the San Dimas Mine and by a guarantee of the Company.

The principal amount of the Promissory Note bears interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year. The principal will be repaid in equal annual instalments of $5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Mine exceeds $40 million in any year, then 50% of such excess will be used to repay the Promissory Note.

The Convertible Promissory Note carries an annual interest rate of 3%, is convertible by the holder into Common Shares at $6.00 per share (with the principal amount owing converted into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the Acquisition), and is repayable at maturity by the Company in cash or, subject to the receipt of shareholder approval, Common Shares. If the Company exercises its option to repay the Convertible Promissory Note in Common Shares at maturity, the conversion price will be equal to 90% of the volume weighted average trading price of the Common Shares for the five day period ending on the maturity date. The noteholder has the option to extend the term of the note by one year if the Company exercises its option to convert at the maturity date. Under the terms of the Convertible Promissory Note, while the Convertible Promissory Note is outstanding, the Company is required to apply the proceeds from any exercise of the Warrants, and any further public or private equity offering of securities of the Company, to the repayment of the Convertible Promissory Note.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares traded on the TSXV under the symbol “MLA” until the close of trading on August 18, 2010. Commencing on August 19, 2010, the Company’s Common Shares began trading on the TSX under the symbol “P”. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSXV and TSX, as applicable, for the periods listed:

Period	High ($CDN)	Low ($CDN)	Volume
TSX Venture Exchange
2010
January	0.28	0.15	4,346,975
February	0.165	0.14	985,559
March	0.265	0.125	5,581,892
April	0.25	0.15	3,329,501
May	0.265	0.20	2,774,850
June	0.415	0.225	15,084,877
July	0.40	0.23	15,155,759
August 1 to 18(1)	5.50	0.24	2,613,285
Toronto Stock Exchange
August 19 to 31	5.39	5.12	626,225
September	6.55	5.00	5,056,806
October	6.07	5.50	3,016,606
November	6.73	4.75	12,469,550
December	5.42	4.25	5,089,171
2011
January	4.70	3.85	8,057,125
February	4.48	3.95	3,076,700
March 1 to 29	4.14	3.38	7,286,002
----------------------
(1)	On August 5, 2010, the Company completed a share consolidation of 20 pre-consolidated Common Shares for one post- consolidated Common Share.

Common Share Warrants

On August 19, 2010, the Company’s common share warrants commenced trading on the TSX under the symbol “P.WT”. From August 9, 2010 to August 18, 2010, the common share warrants traded on the TSXV. The following table shows the high and low trading prices and monthly trading volume of the common share warrants of Primero on the TSX and TSXV, as applicable, for the periods listed:

Period	High ($CDN)	Low ($CDN)	Volume
TSX Venture Exchange
2010
August 9 to 18	1.90	1.30	144,081
Toronto Stock Exchange
August 19 to 31	1.50	1.40	24,610
September	2.00	1.40	363,836
October	1.90	1.53	533,310
November	2.40	1.56	292,678
December	1.60	1.25	769,943
2011
January	1.52	1.06	76,258
February	1.33	1.20	115,520
March 1 to 29	1.25	1.00	84,301

Prior Sales

During the financial year ended December 31, 2010, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

Date of Issuance	Number and Type of Securities Issued	Issue Price Per Security
November 19, 2010	14,583 common shares (1)	$ 1.60
November 17, 2010	12,916 common shares (1)	$ 2.00
November 12, 2010	380,000 stock options	$ 6.43(3)
November 10, 2010	10,000 common shares (1)	$ 2.00
November 9, 2010	5,000 common shares (1)	$ 2.00
October 19, 2010	41,666 common shares (1)	$ 2.00
October 14, 2010	10,000 common shares (2)	$ 4.20
October 14, 2010	10,000 common shares (2)	$ 2.70
October 7, 2010	41,666 common shares (1)	$ 2.00
September 23, 2010	12,230 common shares (1)	$ 6.00
September 15, 2010	25,000 common shares (1)	$ 2.00
September 7, 2010	16,666 common shares (1)	$ 2.00
September 2, 2010	20,000 common shares (1)	$ 2.00
August 26, 2010	1,209,373 common shares	$ 5.25
August 25, 2010	2,595,000 stock options	$ 5.26 (3)

Date of Issuance	Number and Type of Securities Issued	Issue Price Per Security
August 16, 2010	4,166 common shares(1)	$2.00
August 11, 2010	800,000 common share purchase warrants	$8.00(3)
August 11, 2010	2,000,000 common shares	$5.35
August 11, 2010	4,225 common shares(1)	$2.00
August 6, 2010	31,151,200 common shares	$5.25
August 6, 2010	4,659,490 stock options	$6.00(3)
August 6, 2010	489,210 common share purchase warrants	$6.00(3)
July 20, 2010	50,000,000 common shares	$5.00
July 20, 2010	20,000,000 common share purchase warrants	$8.00(3)
July 6, 2010	4,000 common shares(1)	$2.00
July 5, 2010	33,333 common shares(1)	$2.00
June 30, 2010	2,250 common shares(1)	$2.00
June 30, 2010	45,000 common shares(1)	$0.10
June 28, 2010	200,000 common shares(1)	$0.08
June 24, 2010	666,667 common shares(1)	$0.10
June 21, 2010	666,667 common shares(1)	$0.10
June 11, 2010	200,000 common shares(1)	$0.15
June 11, 2010	133,333 common shares(1)	$0.10
June 2, 2010	200,000 common shares(1)	$0.08
May 10, 2010	175,000 common shares(1)	$0.10
February 24, 2010	22,000 common shares(1)	$0.08
February 12, 2010	53,000 common shares(1)	$0.08
February 8, 2010	125,000 common shares(1)	$0.08
January 28, 2010	27,500 common shares(1)	$0.08
January 7, 2010	64,167 common shares(1)	$0.08
January 7, 2010	833,333 common shares(1)	$0.10

-------------------
(1)	Common Shares issued on the exercise of common share purchase warrants.
(2)	Common Shares issued on the exercise of stock options.
(3)	Reflects the exercise price of stock options and common share purchase warrants, as applicable.

ESCROWED SECURITIES AND SECURITIES SUBJECT
TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Escrowed Securities

To the Company’s knowledge, as of December 31, 2010 no securities of the Company were held in escrow. 308,635 Common Shares of the Company had been held in escrow pursuant to the TSXV escrow policies, but were released from escrow on August 20, 2010 once the Company’s Common Shares commenced trading on the TSX.

Contractual Restrictions on Transfer

Pursuant to the terms of the Participation Agreement, DMSL has agreed that, up to August 6, 2013, it will not sell any Common Shares of the Company that result in it owning less than 31,151,200 Common Shares.

DIRECTORS AND OFFICERS

The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officers of the Company, as well as the period during which each person, if applicable, has been a director of the Company. Timo Jauristo and Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Finance, respectively, of Goldcorp have been appointed to the Board by Goldcorp, pursuant to DMSL’s rights under the Participation Agreement.

The term of office of each director of the Company ends immediately before the election of directions at the annual general meeting of shareholders each year.

Name and Residence	Position(s) with the Company	Principal Occupation	Director Since

Wade Nesmith British Columbia, Canada	Executive Chairman and Director	Executive Chairman of the Company	October 29, 2008

Joseph Conway(2)(3) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	June 28, 2010

Eduardo Luna(3) Mexico State, Mexico	Executive Vice President, President (Mexico) and Director	Executive Vice President and President (Mexico) of the Company	October 29, 2008

David Blaiklock(2) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A

Joaquin Merino-Marquez Ontario, Canada	Vice-President, Exploration	Vice President, Exploration of the Company	N/A

David Sandison Ontario, Canada	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	N/A

Tamara Brown(2) Ontario, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations of the Company	N/A

David Demers(4)(5) West Vancouver, BC, Canada	Director	Chief Executive Officer of Westport Innovations Inc.	October 29, 2008

Grant Edey(1)(5) Ontario, Canada	Director	President and Chief Executive Officer of Khan Resources Inc.	June 28, 2010

Rohan Hazelton(1)(3) British Columbia, Canada	Director	Vice President, Finance of Goldcorp Inc.	August 25, 2010

Timo Jauristo(4) British Columbia, Canada	Director	Executive Vice President, Corporate Development of Goldcorp Inc.	August 25, 2010

Robert Quartermain(4)(5) British Columbia, Canada	Director	President and Chief Executive Officer of Pretium Resources Inc.	June 28, 2010

Michael Riley(1) British Columbia, Canada	Director	Director of the Company	April 22, 2010

---------------
(1)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.
(2)	Member of the Disclosure Committee. Mr. Blaiklock is the Chair of the Disclosure Committee.
(3)	Member of the Health, Safety and Environmental Committee. Mr. Luna is the Chair of the Health, Safety and Environmental Committee.
(4)	Member of the Human Resources Committee. Mr. Demers is the Chair of the Human Resources Committee.
(5)	Member of the Governance and Nominating Committee. Mr. Edey is the Chair of the Governance and Nominating Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 993,397 Common Shares, being 1.13% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Wade Nesmith – Director and Executive Chairman

Mr. Nesmith is the Executive Chairman and a director of Primero. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Company. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009.

Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP from January 2004 to December 2007. He worked with Westport Innovations Inc. from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE), Chairman of each of Geovic Mining Corp. (TSX) and Selwyn Resources Ltd. (TSX-V).

Joseph Conway – President, Chief Executive Officer and Director

Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway has been a director of Dalradian Resrouces Inc. since June 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation from January 2003 until January 15, 2010, and was a director of IAMGOLD Corporation from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

David Blaiklock – Chief Financial Officer

Mr. Blaiklock has been Chief Financial Officer of the Company since July 6, 2009. Mr. Blaiklock is a Chartered Accountant with 20 years public company experience in a senior financial role. From March 1997 to December 2008 he was Vice President and Corporate Controller of Intrawest Corporation, a large multinational owner, developer and operator of mountain destination resorts. During his years with Intrawest, Mr. Blaiklock was involved with all aspects of running the financial operations of a growth-oriented and acquisition-focused public company. Previously, he was Corporate Controller of a number of public and private companies, primarily involved in real estate development. He graduated with a B.A. (Honours) degree from the University of Sheffield and received his designation as a Chartered Accountant (England & Wales) in 1979 and British Columbia in 1981 while working with the international accounting firm of Deloitte & Touche.

Eduardo Luna – Director, Executive Vice President and President (Mexico)

Mr. Luna has been a director of the Company since October 29, 2008 and was appointed Executive Vice President and President (Mexico) of the Company on June 1, 2010. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009 he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company.

Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Joaquin Merino-Marquez– Vice President, Exploration

Mr. Merino joined the Company in March 2011, as Vice President, Exploration. Between 2006 and 2011 Mr. Merino was Vice President Exploration for Apogee Minerals Ltd., a Toronto-based Company with interest in polymetallic deposits in Bolivia. From 2003 to 2006, Mr. Merino was the exploration manager at Porgera Mine, in Papua New Guinea, for Placer Dome Inc. Before that Mr. Merino was a mine geologist at La Camorra mine in Venezuela, a high grade gold deposit in the Greenstone Belt. Mr. Merino worked as an exploration and mine geologist for the Chilean government and for different junior companies in numerous South America countries. During these years he has been involved in the negotiation and acquisition of various exploration projects in Chile, Ecuador, Argentina and Peru. He has also carried out numerous economic evaluations on precious and base metal projects all over South America. He holds a Master degree in Sciences from Queens University (Ontario), and a Bachelor degree in Geology from University of Seville (Spain). Mr. Merino is a member of the Association of Professional Geoscientists of Ontario.

David Sandison – Vice President, Corporate Development

Mr. Sandison has been Vice-President Corporate Development of the Company since October 18, 2010. From January 2010 to September 2010, he was Vice-President, Corporate Development of Clarity Minerals, a private company with investments in Canadian and African gold mining and exploration. From February 2009 to December 2009, he was a mining consultant. From June 1984 to January 2009, he worked in increasingly senior management capacities with the Noranda Group of Companies (subsequently Falconbridge and Xstrata plc). From September 2006 to January 2009, he was Director Corporate Development of Xstrata Zinc Canada. From February 2005 through September 2006, he was Vice-President of Novicourt Inc., a public Noranda subsidiary. From July 2001 through August 2006, he was Director Corporate Development for Noranda Inc. Prior to this he held senior management positions with Noranda subsidiaries in Chile and the United States. Mr. Sandison has a Bachelor of Applied Science (Geological Engineering – 1982) degree from The University of Toronto and a Master of Business Administration (1984) degree from Queen’s University.

Tamara Brown – Vice President, Investor Relations

Ms. Brown has been Vice President of Investor Relations of the Company since June 1, 2010. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD Corporation, a leading intermediate gold producer with international operations. Ms. Brown was responsible for all aspects of Investor Relations including being a member of the disclosure committee. Previously she was an Investor Relations consultant for several junior exploration companies and Partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

David Demers – Director

Mr. Demers has been a director of the Company since October 28, 2008. He is a founder of Westport Innovations Inc. (“Westport Innovations”), a provider of proprietary technology that allows engines to operate on clean-burning gaseous fuels, and has been Chief Executive Officer and a director of Westport Innovations since the company was formed in March 1995. Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as President of a closely-held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Cummins Westport Inc., a private company in which Westport Innovations has a 50% investment, and Juniper Engines Inc., a private company in which Westport Innovations has a 49% investment.

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc. since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD Corporation from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University

Rohan Hazelton – Director

Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, 10 of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President Finance at Goldcorp Inc. since March 2006, where he is responsible for, amongst other duties, Goldcorp's sales programs. He was formerly Corporate Controller for Goldcorp Inc., prior to Goldcorp Inc.'s merger with Wheaton River, he was a key member of Wheaton's management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo has been the Vice President of Corporate Development for Goldcorp since June 2009. From January 1990 to June 2005, Mr. Jauristo was the General Manager of Corporate Development for Placer Dome Inc. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. He was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland.

Robert Quartermain – Director

Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

Mr. Riley has been a director of the Company since April 22, 2010. He retired as a senior audit partner from Ernst & Young LLP in September 2006 after a career spanning more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading the Vancouver office’s Mergers & Acquisitions due diligence practice. Before joining Ernst & Young, Mr. Riley’s worked for Bell Canada (now BCE) and spent his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co. (now KPMG LLP). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation, and a director of the Vancouver Symphony Society and the BCAA Traffic Safety Foundation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

Except as set out below, no director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc. (“Oxford”), a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford filed a plan of bankruptcy for certain of its North American subsidiaries under U.S. Chapter 11 bankruptcy legislation. It emerged from bankruptcy protection in March, 2005. Mr. Nesmith is the Executive Chairman and a director of Primero.

Sanctions

No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Several directors of Primero also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Two of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land.

With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought before the Acquisition and without the knowledge of DMSL, and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments.

With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. If these legal proceedings are not successfully defended, then the San Dimas Mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2010 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)

Second amended and restated silver purchase agreement among GSBL, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, and amended and restated as of August 6, 2010. See “Acquisition of San Dimas Mine” and “Business of Primero – Amended and Restated Silver Purchase Agreement”;

(b)	Convertible promissory note issued by the Company to DMSL on August 6, 2010. See “Acquisition of San Dimas Mine” and “Capital Structure – Promissory and Convertible Promissory Notes”;

(c)	Promissory note issued by Primero Mexico to DMSL on August 6, 2010. See “Acquisition of San Dimas Mine” and “Capital Structure – Promissory and Convertible Promissory Notes”;

(d)

Participation agreement between DMSL and the Company, made as of August 6, 2010. See “Acquisition of San Dimas Mine” and “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer”;

(e)	Deed of indemnity among Silver Trading, the Company and Goldcorp, made as of August 6, 2010. See “Business of Primero – Agreements in Support of the Silver Purchase Agreement”;

(f)	VAT indemnity agreement between the Company and Goldcorp, made as of August 6, 2010. See “Acquisition of San Dimas Mine”;

(g)

Common share purchase warrant indenture, dated July 20, 2010, and supplemental warrant indenture, dated July 28, 2010, between the Company and Computershare Trust Company of Canada. See “Acquisition of San Dimas Mine”);

(h)

Asset purchase agreement among DMSL, Primero Mexico and the Company, together with vendor disclosure letter from DMSL to Primero Mexico and the Company, and purchaser disclosure letter from Primero Mexico and the Company to DMSL, all made as of July 29, 2010. See “Acquisition of San Dimas Mine”; and

(i)	Share purchase agreement between GSBL and the Company, dated July 29, 2010. See “Acquisition of San Dimas Mine”.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in this AIF, or referred to in the AIF, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited who authored the Technical Report.

To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, Deloitte & Touche LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the management information circular for Primero’s annual and special meeting of shareholders held on June 28, 2010, which is available on SEDAR at www.sedar.com.

Additional financial information is also provided in Primero’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010, which may be found on SEDAR at www.sedar.com.

Audit Committee

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

Michael Riley (Chair), Grant Edey and Rohan Hazelton are members of Primero’s Audit Committee. Each of Messrs. Riley, Edey and Hazelton are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;

  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  experiencing preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

For the financial years ended December 31, 2010 and 2009, the Company paid the external auditor, Deloitte & Touche LLP, $314,280 and $59,200, respectively, as detailed below:

Nature of Services	Fees Incurred to Auditor in	Fees Incurred to Auditor in
	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
Audit Fees(1)	$297,240(5)	$47,700
Audit-Related Fees(2)	$0	$0
Tax Fees(3)	$17,040	$11,500
All Other Fees(4)	$0	$0
Total	$314,280	$59,200
--------------------------
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.
(5)	$63,600 of these fees are with respect to the Short Form Prospectus filed in connection with the Company’s offering of subscription receipts in July 2010.

     SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.      PURPOSE AND PRIMARY RESPONSIBILITY

A. Purpose

The purpose of this Audit Committee charter is to clearly set out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”), annual evaluation and compliance with this charter.

B. Primary responsibility

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for other matters as set out in this charter and/or as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

II.     MEMBERSHIP

A. Each member of the Audit Committee must be an independent director of the Company in accordance with the Company’s Board Manual.

B. The Audit Committee will consist of at least three members, all of whom shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

C. The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

III.     AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

A. engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Audit Committee will report directly to the Audit Committee; and

B. communicate directly with management and any internal auditor, and with the external auditor without management involvement.

IV.     DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee include:

A. recommending to the Board the external auditor to be nominated by the Board;

B. recommending to the Board the compensation of the external auditor;

C. reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

D. overseeing the work of the external auditor;

E. ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

F. ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

G. ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

H. reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with GAAP and the MD&A is in compliance with appropriate regulatory requirements;

I. reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

J. reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

K. reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

L. reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

M. satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

N. overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

O. reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

P. satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.;

Q. resolving disputes between management and the external auditor regarding financial reporting;

R. establishing procedures for:

i. the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

ii. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

S. reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

T. pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

U. overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities; and

V. establishing procedures for:

i. reviewing the expenses of the Chair of the Board, and the Chief Executive Officer (the “CEO”) on a semi-annual basis

ii. reviewing the adequacy of the Company’s insurance coverage, excluding the Directors’ and Officers’ insurance coverage, which shall be covered by the Governance Committee

iii. reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board

iv. obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company

v. reviewing fraud prevention policies and programs, and monitoring their implementation

vi. reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

a) Tax and financial reporting laws and regulations;

b) Legal withholding requirements;

c) Environmental protection laws and regulations;

d) Other laws and regulations which expose directors to liability.

W. A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

X. On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

V.     MEETINGS

A. The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

B. The Board of Directors will appoint the Chair of the Audit Committee. The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

A. The Audit Committee’s schedule of meetings and agendas are set out in section VIII below. Dates and locations will be provided to the Board, the Audit Committee members, the external auditors and management in advance.

B. The Audit Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

C. The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

D. The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

E. Each of the chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

VI.     REPORTS

A. The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

B. The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

VII.     MINUTES

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VIII.	MEETING PLANNER

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	As Needed
Recommend to the Board the external auditor to be nominated by the Board		x
Recommending to the Board the compensation of the external auditor					x
Review the external auditor’s annual audit plan, fee schedule and any related services proposals									x				x
Meet with the external auditor to discuss any deviations from or changes to the original audit plan		x			x			x			x		x
Ensure that no restrictions have been placed on the scope and extent of the audit examinations by the external auditor or on the reporting of their findings		x			x			x			x		x
Receive a report annually from the external auditors with respect to their independence, and fees for all services provided to the Company		x							x				x
Receive a report from the external auditor with respect to CPAB and quality control programs									x

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	As Needed
Receive a report from external auditor with respect to partner and staff rotation									x
Review and discuss with management and the external auditor the financial statements and related MD&A		x			x			x			x
Review the appropriateness of the Company’s accounting policies, Disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto		x			x			x			x
Review and discuss with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles used in the preparation of the financial statements		x			x			x			x		x

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	As Needed
Review external auditor’s required communications under GAAS		x			x			x			x
Review external auditor’s report on annual financial statements		x
Approve financial statements, MD&A, press release for approval by Board		x			x			x			x
Review CEO and CFO certifications of financial statements, MD&A and press release including 52- 109 processes for disclosure controls and internal controls over financial reporting with management and the external auditor		x			x			x			x		x
Review internal control weaknesses and remediation progress		x			x			x			x		x
Review continuous disclosure regulatory compliance													x
Review and resolve disputes, if any, with external auditor and management													x
Review and discuss whistleblower process and reports received, if any		x			x			x			x		x

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	As Needed
Review and approve potential hires from external auditor firm with respect to Company policy													x
Preapprove any non audit service mandates to be provided by external auditor		x			x			x	x		x		x
Review and approve annual regulatory disclosure regarding external auditor and Audit Committee activities		x											x
Review and approve CEO and Chair of the Board expense reports					x						x
Review adequacy of insurance coverage													x
Review CFO organization structure, resources, planning and succession													x
Review integrity, tone at the top messaging throughout the Company													x
Review fraud prevention and Detection programs		x			x			x			x
Review regulatory compliance related to financial reporting		x			x			x			x		x

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	As Needed
Review tax planning, compliance, reporting and controversy													x
Review environment policy and reclamation program and related financial reporting		x											x
Report to Board on compliance with this charter					x
Review education and orientation needs of Audit Committee and conduct appropriate program		x			x			x	x		x		x
Conduct in camera meetings: CEO CFO External auditor Audit Committee		x x x			x x x			x x x			x x x